Oxford GlycoSciences Plc

6 March 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

                        OXFORD GLYCOSCIENCES PLC ('OGS')

                  PROPOSED ADJOURNMENT OF SHAREHOLDER MEETINGS

The Board of OGS intends to propose at the court meeting and the extraordinary general meeting convened for 11 March 2003 their adjournment to a later date to be advised in due course.

The Board of OGS believes it is appropriate to adjourn the meetings to allow adequate time to explore options for maximising value.



                                     -Ends-

For further information please contact:

Oxford GlycoSciences Plc                 +44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer

Goldman Sachs International              +44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan
Phil Raper (Corporate Broking)

Financial Dynamics
UK Media and Investors                   +44 (0) 20 7831 3113
Tim Spratt
Melanie Toyne-Sewell

US Media and Investors                   +1 212 850 5626
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones

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person for providing the protections afforded to clients of Goldman Sachs
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